UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

WESTROCK COFFEE COMPANY
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock (Title of Class of Securities)	96145W111 and 96145W129 (CUSIP Number of Class of Securities)
Robert P. McKinney
4009 N. Rodney Parham Rd.
4th Floor
Little Rock, Arkansas 72212
Telephone: (501) 918-9358
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Brandon C. Price, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

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Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Westrock Coffee Company, a Delaware corporation (the “Company,” “us,” or “we”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2024 (as amended and supplemented from time to time, the “Schedule TO”). The Schedule TO relates to an offer by the Company to all holders of the Company’s warrants, including the public warrants and the private placement warrants to purchase shares of the Company’s common stock, par value $0.01 per share (“common shares”), to receive 0.290 common shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”).
Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend that certain amended and restated warrant agreement, dated as of August 25, 2022, by and between the Company and Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent, to permit the Company to require that each (x) public warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer and (y) that each private placement warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.
On September 24, 2024, the SEC declared effective the Registration Statement on Form S-4 relating to the Offer and Consent Solicitation. This Amendment No. 2 is being filed to replace the Prospectus/Offer to Exchange which was attached as Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule TO, filed on September 6, 2024.
This Amendment No. 2 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.
Item 12.   Exhibits.
(a)
Exhibits.

Item 12(a) of the Schedule TO is amended by replacing Exhibit (a)(1)(A) with the following exhibit:
Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on September 24, 2024).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
WESTROCK COFFEE COMPANY
By:
/s/ T. Christopher Pledger

Name:
T. Christopher Pledger

Title:
Chief Financial Officer

Dated: September 24, 2024